NOTE 1 - DESCRIPTION OF BUSINESS

Essex Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized under the laws of the State of Massachusetts on April 23, 1999 and is headquartered in Topsfield, Massachusetts. The company has two members of this LLC, one having 99% interest. The Company acts as a broker dealer in securities transactions for its customers and uses Sterne, Agee & Leach, LLC as its clearing broker. The company also has representatives who sell mutual funds, annuities, and alternative investments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2015.

Revenue Recognition

The Company earns revenue (commissions) from brokerage and trading which are recognized on the day of the trade - trade date basis.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Managements Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Such estimates include useful lives and valuation of property and equipment.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2015.

Furniture, Equipment, and Leasehold Improvements

Acquisitions of property and equipment are stated at cost. Any expenditure for repairs, maintenance, renewals, and betterments that enhance the useful lives of the assets are capitalized and depreciated. Depreciation is provided based on accelerated and straight-line methods over the estimated useful lives of the assets. The estimated useful lives of furniture and equipment are 5 to 7 years and 8 years for computers.

NOTE 3 - Fair Value Measurements

The "Fair Measurements and D isclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), defines fair value, establishes a framework for measuring

Note 3 - Fair Value Measurements (continued)

fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. FASB ASC 820 requires disclosures of the fair values of most financial instruments for which it is practicable to estimate that value. The scope of FASB ASC 820 excludes certain financial instruments such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under FASB ASC 820 approximate the carrying amounts presented in the Statement of Financial Condition.

The three levels of the fair value hierarchy under FAS 157 and its applicability to the Company are described:

- Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities the Company has the ability to assess. As required by the FASB "Fair Value Measurements and Disclosures" topic, the Company does not adjust the quoted prices for these investments even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.
- Level 2 - Pricing inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly for substantially the full term through corroborations with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to those investments.
- Level 3 – Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

The Company did not have any assets or liabilities adjusted to fair value for the year ended December 31, 2015.

NOTE 4 - DEPOSITS WITH CLEARING ORGANIZATIONS

As required by its clearing organization, a deposit of $25,000 exists at Sterne, Agee & Leach, and LLC. Such amount is considered restricted cash at December 31, 2015.

NOTE 5 - EQUIPMENT AND FURNITURE

Depreciation expense for the year ended December 31, 2015 was $ 1,124. The Company uses the straight line method of depreciation.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of ($79,197), which was ($91,617) in excess of its required net capital of $12,420. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was (2.35) to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 7- RELATED PARTY TRANSACTIONS

The Chief Operating Officer, Financial Operations Manager and three other employees are on the payroll of Investors Marketing Services, Inc. (IMS), a company owned and controlled by the 99% member of the Company. IMS pays their salaries, payroll taxes and health insurance and the expenses are recorded as management fees on the Company's books. For the year ended December 31, 2015 the company paid $271,498 in management fees to IMS.

NOTE 8 - RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis, or directly with Mutual Funds and Insurance Companies. At no time is the Company in possession of customer funds.

The Company has a $2,682 receivable from their clearing organization at December 31, 2015 which consists primarily of the Company's net commissions due from customer trades. The balance of commission's receivable of $16,970 is due from Mutual Funds and Insurance Companies.

NOTE 9 - FACILITY LEASE

The Company leases it's facility under a five year agreement expiring August 31, 2017. The annual rental is $27,716 paid in monthly installments of $2,310. In addition the Company pays a $440 monthly condominium fee.

The future minimum lease payments for the remaining term of the lease commitment are approximately:

2016	27,716
2017	18,477

The facility is owned by the 99% member.

NOTE 10 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparties.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

Note 11 - Commitments and Contingencies

From time to time the Company is subject to threatened and asserted claims in the ordinary course of business. Because litigation and arbitration are subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company's financial condition, results of operations or liquidity in any future period.

NOTE 12 - SUBSEQUENT EVENTS

Management has evaluated events and transactions occurring after the date of the Statement of Financial Condition through February 25, 2016, which is the date the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the Statement of Financial Condition through the date of management's review substantially affect the amounts and disclosure of the accompanying financial.